UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 0-22993
INDUS INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)
3301 Windy Ridge Parkway
Atlanta, Georgia 30339
(770) 952-8444
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $.001 par value
Series A Junior Participating Preferred Stock
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g — 4(a)(1)(i)	☒	Rule 12h — 3(b)(1)(i)	☒
Rule 12g — 4(a)(1)(ii)	☐	Rule 12h — 3(b)(1)(ii)	☐
Rule 12g — 4(a)(2)(i)	☐	Rule 12h — 3(b)(2)(i)	☐
Rule 12g — 4(a)(2)(ii)	☐	Rule 12h — 3(b)(2)(ii)	☐
		Rule 15d — 6	☐
     Approximate number of holders of record as of the certification or notice date: One
     Pursuant to the requirements of the Securities Exchange Act of 1934, Indus International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 12, 2007	By:	/s/ Patrick M. Henn
Patrick M. Henn,
Executive Vice President and Chief Financial Officer